                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                            WORLD COLLECTIBLES, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)


                                   98143P106
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                                 (CUSIP Number)


        SUSAN SHUEY, 4970 ARVILLE STREET, SUITE 107, LAS VEGAS, NV 89118,
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 26, 2000
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            (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box [ ].

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240-13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP No. 98143P106
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   1.  NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
       Susan Shuey
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   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [ ]
                                                                       (b) [ ]
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   3.  SEC USE ONLY

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   4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
      00
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   5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                [ ]
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   6.  CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.
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                      7.   SOLE VOTING POWER
                           1,800,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8.   SHARED VOTING POWER
    BENEFICIALLY           0
      OWNED BY        ----------------------------------------------------------
        EACH          9.   SOLE DISPOSITIVE POWER
     REPORTING             1,800,000
       PERSON         ----------------------------------------------------------
        WITH          10.  SHARED DISPOSITIVE POWER

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  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,800,000
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  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
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  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       20.41%
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  14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       IN
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INSTRUCTIONS FOR COVER PAGE

        (1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

        (2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-l(k)(1) in which case it may not be necessary to check row 2(b)].

        (3)    The 3rd row is for SEC internal use; please leave blank.


        ITEM 1.       SECURITY AND ISSUER

        The title of the class of equity securities to which this Statement on
Schedule 13D relates is the common stock, par value $.01 per share (the "Common Stock"), of World Collectibles, Inc. (formerly known as Medical Monitors, Inc.), a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 4970 Arville Street, Suite 107, Las Vegas, Nevada 89118.

        ITEM 2.       IDENTITY AND BACKGROUND

        This Statement on Schedule 13D is being filed by Susan Shuey, Secretary and Director of the Issuer. The business address of Susan Shuey is World Collectibles, Inc., 4970 Arville Street, Suite 107, Las Vegas, Nevada 89118.

        During the last five years, Ms, Shuey has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Ms. Shuey been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Ms. Shuey is a U.S. citizen.

        ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Ms. Shuey acquired 1,800,000 shares of common stock of the Issuer as a result of a triangular merger between the Issuer, World Collectibles Holdings, Inc. ("WCID"), and World Collectibles, Inc. ("WCIN"), on July 26, 2000 (the "Merger"). Ms. Shuey previously held shares of common stock of WCIN which were exchanged in the Merger for shares of common stock of the Issuer.

        ITEM 4.       PURPOSE OF TRANSACTION.

        See Item 3 above. On May 17, 2000, the Issuer, WCID and WCIN entered into a Merger Agreement and Plan of Reorganization ("Merger Agreement") pursuant to which WCIN merged with and into WCID. Pursuant to the Merger Agreement, shareholders of WCIN exchanged their shares for shares of common stock of the Issuer. WCIN shareholders converted their shares into shares of common stock of the Issuer at the ratio of 100 shares of common stock of the Issuer for each one share of WCIN. Following the conversion of shares by WCIN shareholders, shareholders of WCIN owned approximately 73% of the outstanding shares of common stock of the Issuer. As part of the Merger, the current management of the Issuer resigned and was replaced by persons selected by WCIN. Prior to the Merger, the Issuer had no active operations. After the Merger, the Issuer will continue the historical business of WCIN.

        Currently, Ms. Shuey has no plans or proposals of the type referred to in paragraphs (a) through (j).

        ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

        (a) Susan Shuey owns 1,800,000 shares of common stock of the Issuer representing approximately 20.41% of the issued and outstanding shares. Ms. Shuey owns 1,000,000 as an individual and 800,000 through her ownership of BSA Group, Ltd. Ms. Shuey is the sole officer, director and shareholder of BSA Group, Ltd.

        (b) Susan Shuey has the sole power to vote and dispose of 1,800,000 shares of common stock of the Issuer which includes 800,000 shares owned by BSA Group, Ltd.

        (c) Not applicable.

        (d) Not applicable.

        (e) Not applicable.

        ITEM 6.       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                    WITH RESPECT TO SECURITIES OF THE ISSUER.

        Not applicable.

        ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Merger Agreement and Plan of Reorganization dated May 17, 2000, by and between Medical Monitors Inc., World Collectibles Holdings, Inc. and World Collectibles, Inc.



                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.


Date: August 4, 2000


/s/ Susan Shuey
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    Susan Shuey